Exhibit 99.1

CIPHER PHARMACEUTICALS INC.

BUSINESS ACQUISITION REPORT

FORM 51-102F4

ITEM 1.	IDENTITY OF THE COMPANY

1.1	Name and Address of the Company

Cipher Pharmaceuticals Inc. (the “Company”)
5650 Tomken Rd., Unit 16
Mississauga, Ontario L4W 4P1

1.2	Executive Officer

The following is the name and business telephone number of a senior officer of the Company who is knowledgeable about the acquisition described in this report:

Norman Evans
Chief Financial Officer
(905) 602-5840 ext. 323

ITEM 2 .	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On April 13, 2015, the Company announced that it had acquired Innocutis Holdings, LLC (“Innocutis”), a privately-held specialty dermatology company, for US$45.5 million in cash paid on closing (the “Acquisition”).

Innocutis is a pharmaceutical company specializing in the development and commercialization of therapies focused on medical treatment of dermatological conditions. Innocutis’ current portfolio of products consists of established branded prescriptions.

2.2	Acquisition Date

April 13, 2015.

2.3	Consideration

Innocutis was acquired for a cash purchase price (the ”Purchase Price”) of US$45.5 million paid on closing. The acquisition also includes additional management incentive payments of up to US$3.0 million in cash over a three-year period based on the achievement of certain financial performance targets.

The Purchase Price is subject to adjustment in respect of the amount of Innocutis’ working capital on the closing date.

In connection with the closing of the Acquisition, the Company closed a private offering of US$100 million aggregate principal amount Senior Secured Notes due 2020 (the “Notes”), provided by investment funds managed by Athyrium Capital Management (together, “Athyrium”). The Company received an initial drawdown of US$40 million, which was used to fund the majority of the upfront purchase price of Innocutis. The Notes bear interest at a fixed rate of 10.25% per annum and are secured by assets of the Company and its subsidiaries, subject to certain exceptions. The remaining balance of the Notes will be made available, subject to certain conditions, to finance future acquisitions. In connection with the private placement of Notes, the Company issued Athyrium 600,000 common share purchase warrants exercisable within seven years of issuance at US$9.22 per common share.

2.4	Effect on Financial Position

The effect of the Acquisition on the assets and operations of the Company are set forth in the pro forma financial statements attached hereto. The Company has no plans or proposals for material changes in its business affairs or the affairs of Innocutis which may have a significant impact on the financial performance and financial position of the Company.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

Not applicable. The Acquisition was not with an informed person, associate or affiliate of the Company.

2.7	Date of Report

May 7, 2015.

ITEM 3. Financial Statements

The following financial statements are attached and included as part of this report:

(a)	Audited balance sheets of Innocutis as of December 31, 2014 and 2013 and the related audited statements of operations, members’ equity and cash flows for the years then ended; and

(b)	Pro forma consolidated balance sheet of the Company as at December 31, 2014 and pro forma consolidated statement of earnings and comprehensive income for the year then ended.

- 2 -